UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)

Option Care, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

683948103

(CUSIP Number)

July 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[ X ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 683948103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rao Akella, as trustee for various trusts established for the benefit of family members of John N. Kapoor, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 4,263,878
6.	SHARED VOTING POWER -0-
7.	SOLE DISPOSITIVE POWER 4,263,878
8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,878
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.47%
12.	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:

Option Care, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

485 Half Day Road, Suite 300
Buffalo Grove, Illinois 60089

Item 2.

(a)	Name of person filing:

Rao Akella, as trustee for various trusts established for the benefit of the family members of John N. Kapoor, Ph.D.

Effective as of July 31, 2006, E.J. Financial/OCI Management, L.P., a family limited partnership controlled by John N. Kapoor, Ph.D. dissolved and distributed pro rata shares of Option Care, Inc. common stock owned by it to various family trusts for estate planning reasons. Rao Akella is serving as third party trustee administering matters related to the trusts, and John N. Kapoor, Ph.D. has no voting or dispositive control over the shares of Option Care, Inc. common stock held by the trusts.

(b)	Address or principal business office or, if none, residence:

225 East Deerpath, Suite 250,

Lake Forest, IL 60045

(c)	Citizenship or place of organization:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

683948103

Item 3.        If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act.

(b)	[	]	Bank as defined in section 3(a)(6) of the Act.

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act.

(d) [ ]Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[	]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)  [ ]An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ]A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h) [ ]A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)  [ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[	]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,263,878 shares .

(b)	Percent of class: 12.47% .

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 4,263,878 .
(ii) Shared power to vote or to direct the vote: -0- .
(iii) Sole power to dispose or to direct the disposition of: 4,263,878 .
(iv) Shared power to dispose or to direct the disposition of: -0- .

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 10, 2006.

/s/ Rao Akella

Rao Akella, as trustee for various trusts as indicated herein